Alpha Technology Group Limited

Unit B, 12/F, 52 Hung To Road

Kwun Tong, Kowloon, Hong Kong

October 24, 2023

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Marion Graham

Re:	Alpha Technology Group Limited (the “Company”) (CIK No. 0001967621)
Registration Statement on Form F-1, as amended
File No. 333-273289

Ms. Graham:

The Company hereby respectfully withdraws its request submitted on October 23, 2023, for acceleration of the effectiveness of the above referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended, on October 24, 2023 at 4:30 p.m., Eastern Time.

Very truly yours,

Alpha Technology Group Limited

By:	/s/ Leung Tsz Him
Name:	Leung Tsz Him
Title:	Chief Executive Officer (Principal Executive Officer)